UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

B046 of Room 801, 11 Sixing Street

Huangge Town, Nansha District

Guangzhou, Guangdong Province, PRC

Tel: +86-020-343-29249

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information Contained in This Report on Form 6-K

On January 24, 2025, the Board of Directors (the “Board”) of 3 E Network Technology Group Limited (the “Company”), in accordance with the provisions of the Company’s Articles of Association and the BVI Business Companies (Amendment) Act, 2023, adopted written resolutions and approved the issuance of 300,000 shares of Class B Ordinary Shares to Niu Jianping and 280,000 shares of Class B Ordinary Shares to Zhu Huabei, with a nominal value of 0.0001 per share, with such amounts to be paid in cash. Each of Niu Jianping and Zhu Huabei is an employee of the Company. Pursuant to the Company’s Articles of Association, holders of the Class B Ordinary Shares shall not receive the right to any dividend paid by the Company and distribution of the surplus assets of the Company on its liquidation, and may not convert their Class B Ordinary Shares into shares of any other class. Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: January 24, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Co-Chief Executive Officer

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